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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com October 20, 2017	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted October 6, 2017

CIK No. 0001709819

Dear Mr. Spirgel:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 13, 2017 on the Company’s draft registration statement on Form F-1 submitted on October 6, 2017 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is filing via EDGAR its registration statement on Form F-1 (the “Revised Registration Statement”) to the Staff. The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 20, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended August 31, 2017 Compared to Six Months Ended August 31, 2016, page 80

1.	We note on page F-46 you have incorporated or acquired ten VIE subsidiaries since August 1, 2016. Please discuss, in quantified detail, the impact of these recently acquired subsidiaries on the growth in revenues and cost of revenues in the six months ended August 31, 2017 and advise us.

The Company respectfully advises the Staff that the ten VIE subsidiaries incorporated or acquired since August 1, 2016 consist of two acquired subsidiaries and eight newly incorporated subsidiaries. In the six months ended August 31, 2017, the eight newly incorporated subsidiaries contributed revenues of RMB28.7 million (US$4.4 million), representing 19.6% of the Company’s total revenues, and incurred costs of revenues of RMB10.5 million (US$1.6 million), representing 21% of the Company’s total costs of revenues. In the same period, the two acquired subsidiaries contributed revenues of RMB4.3 million (US$0.7 million), representing 2.9% of the total revenues, and incurred costs of revenues of RMB2.1 million (US$0.3 million), representing 4.3% of the Company’s total costs of revenues.

However, the Company advises the Staff that the eight newly incorporated VIE subsidiaries were merely incorporated for purposes of a corporate reorganization under which ownership of certain existing learning centers was transferred to two newly incorporated VIE subsidiaries in order to enjoy potential tax benefits and government subsidies. These eight newly incorporated subsidiaries own nine learning centers in the aggregate, of which six were previously existing learning centers and only three were new learning centers opened since August 1, 2016. The three new learning centers only contributed revenues of RMB1.8 million (US$0.3 million), representing 1.2% of the Company’s total revenues, and incurred costs of revenues of RMB2.8 million (US$0.4 million), representing 5.7% of the Company’s total costs of revenues, during the six months ended August 31, 2017. Furthermore, the Company advises the Staff that the incorporation of the new VIE subsidiaries was not a cause of these three new learning centers being opened. The Company manages its business as a whole and the decision to open these three new learning centers was based on market opportunity and the Company’s business strategy and not on subsidiary-level factors.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 20, 2017

2.	We note in your discussion of revenues that “total student enrollment remained relatively stable for the six months ended August 31, 2017 as compared to the same period in 2016.” In light of the addition of ten VIE subsidiaries during this period, please tell us if you experienced a decline in enrollment at your learning centers that were opened prior to August 1, 2016. If so, please discuss this within MD&A and indicate if it is indicative of a trend in your operations.

As discussed in the Company’s response to comment 1, the increase in the number of new VIE subsidiaries did not in substance reflect significant changes in the Company’s business operations. Rather, student enrollment remained relatively stable from the six months ended August 31, 2016 to the six months ended August 31, 2017 as a result of the Company’s efforts to control its expansion in light of the uncertainty caused by the local implementation regulations of the Private Education Law.

The Company respectfully advises the Staff that total student enrollment for learning centers opened prior to August 1, 2016 decreased from 57,301 in the first half of the 2017 fiscal year to 48,810 in the first half of the 2018 fiscal year. This decrease was primarily due to the opening of new learning centers and the Company’s efforts to divert the student base at existing, established learning centers with older infrastructure and high student concentration to such new learning centers to enhance students’ learning experience. Therefore, the Company views the decrease in total student enrollment for learning centers opened prior to August 1, 2016 as merely a relocation of part of its existing student enrollment base. In addition, the Company does not review the performance of its learning centers in terms of how long they have been in operation at the location that they occupy. As such, the Company respectfully submits that it does not believe that this decrease is indicative of a trend in its operations or that disclosure of such metrics would be meaningful to investors.

Unaudited Condensed Consolidated Financial Statements Note 1. Organization and Principle Activities, pages F-45 – F-46

3.	We note in the table on page F-46 three VIE subsidiaries were incorporated or acquired since March 2017. Please disclose the facts and circumstances of any material acquisitions and your accounting for them, and advise us.

The Company respectfully advises the Staff that these three VIE subsidiaries were all newly incorporated and that there were no material acquisitions since March 2017. The total revenues of RMB2.0 million (US$0.3 million) and total cost of revenues of RMB1.9 million (US$0.3 million) contributed by these three VIE subsidiaries in the six-month period ended August 31, 2017 were not material.

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AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 20, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP